EXHIBIT 99.1

Moody's Today Affirmed Long- and Short-Term Credit Ratings of TeliaSonera AB and Long-Term Credit Rating of TeliaSonera Finland Oyj, Outlook Changed to Stable from Positive

Approximately Euro 1.1 Billion Rated Debt Affected

LONDON, March 30, 2005 (PRIMEZONE) -- Moody's Investors Service affirmed the A2/Prime-1 senior unsecured debt ratings of TeliaSonera AB (TeliaSonera, or the Group). Also affirmed was the Baa1 senior unsecured debt rating of its subsidiary TeliaSonera Finland Oyj (TeliaSonera FO). The outlook on all ratings was changed from positive to stable. These rating actions followed the announcement that TeliaSonera AB has agreed to pay SEK 21.8 billion ($3.1 billion) for the shares of Turkcell Holding which it does not already own. By taking control of Turkcell Holding, TeliaSonera AB will increase by 27% to 64.3% its effective ownership of Turkcell Iletisim Hizmetleri A.S. (Turkcell), currently rated B2 by Moody's, under review for possible upgrade.

The following ratings were affirmed:

TeliaSonera AB -- senior unsecured long and short term debt ratings, at A2/Prime-1

TeliaSonera Finland Oyj -- senior unsecured long term debt rating, at Baa1

Moody's said that the rating affirmations reflected its view that on balance TeliaSonera should have sufficient flexibility, both from an operational and financial standpoint, to offset the execution risks and uncertainties associated with an investment of this scale. The outlook change to stable from positive reflects the view that the proposed acquisition does nevertheless absorb some of the financial flexibility embedded in the positive outlook, while also factoring in the incremental operational and execution risks referred to above.

Moody's said that it views the increase of its stake in Turkcell as consistent with TeliaSonera's strategy to expand beyond its slower growing domestic markets -- by sticking to its existing international footprint, either by acquisition or through organic growth. The consolidation of Turkcell's faster growing business should have a significant impact on TeliaSonera's revenue growth prospects given its scale in the context of the TeliaSonera Group: Turkcell's mobile customer base of 23.4 million is larger than TeliaSonera's of 15.4 million, and its revenues are likely to represent more than 20% of TeliaSonera's group turnover.

More cautiously the rating agency said that while the change to majority ownership would remove the risks associated with its former minority holding, assuming and exercising close control over Turkcell, including its plans for domestic and expansionary investment in the region outside Turkey, could represent a challenge for TeliaSonera management. The acquisition would also increase the Nordic group's exposure to Turkey, a developing market, Moody's added. However, the affirmation of the A2 rating acknowledges TeliaSonera's experience with the acquiree and the region, based upon its longstanding stake in and relationship with Turkcell. It also assumes that the impact of any operational and financial control risks assumed by TeliaSonera would not be unduly disruptive.

The rating affirmation factors in that TeliaSonera's financial metrics should remain appropriate for the rating category even after factoring in the significant impact of the transaction, reflecting the extent of deleveraging achieved by the Group over the last couple of years. Over the twelve months to December 2004, net debt declined to SEK 7.1 billion, from just over SEK 18 billion a year earlier. Although there remain uncertainties as to the financial policies to be adopted and TeliaSonera's access to Turkcell's cash flows, on the basis of current estimates for operational performance over the current year, Moody's anticipates that for 2005 TeliaSonera's ratio of adjusted retained cash flow to net adjusted debt should remain above 40%.

Moody's said that the SEK 21.8 billion consideration would represent a significant funding requirement for the Group, and that the A2 rating assumes that TeliaSonera AB will be successful in putting in place on a timely basis the finance required to fund the transaction in the event that it were to complete as currently contemplated during the second quarter. In that context Moody's noted that over the coming months TeliaSonera faces two other significant calls on its liquid resources, including its regular dividend payment, and the earlier announced SEK 10 billion share repurchase, scheduled to take place in the third quarter of 2005. Absent this transaction, Moody's added, TeliaSonera's liquidity profile is sound.

Finally, Moody's noted that the transaction remains subject to a number of factors which it would continue to monitor including further due diligence on Turkcell, receipt of all necessary third party approvals and consents, as well as an exemption from the mandatory tender offer requirement from the Turkish Capital Markets Board.

Headquartered in Stockholm, Sweden, TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions, and generated net sales of SEK 81.9 billion (USD 11.2 billion) in the year to December 2004. Turkcell is the leading mobile operator in Turkey and generated sales of USD 2,550 million in the first nine months to September 2004 (excluding the effect of litigation provisions).

 London
 David G. Staples
 Managing Director
 European Corporates
 Moody's Investors Service Ltd.
 JOURNALISTS: 44 20 7772 5456
 SUBSCRIBERS: 44 20 7772 5454

 London
 Niel Bisset
 Senior Vice President
 European Corporates
 Moody's Investors Service Ltd.
 JOURNALISTS: 44 20 7772 5456
 SUBSCRIBERS: 44 20 7772 5454

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact:

TeliaSonera's Press Office, +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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